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Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-6 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2001

Activcard S.A.
(exact name of registrant as specified in its charter)

24-28 Avenue du General de Gaulle
92156 Suresnes Cedex France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F /x/            Form 40-F / /

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes / /            No /x/

Forward-looking Statements

    This Report of Foreign Private Issuer Pursuant to Rule 13a-6 or 15d-16 of the Securities Exchange Act of 1934 contains disclosures that are "Forward-looking Statements." Forward-looking statements involve risks and uncertainties and several factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements relate to anticipated revenues, gross margins, earnings, and growth of the market for our products. The following factors, among others, could cause actual results to differ from those indicated in the forward-looking statements: uncertainties associated with market acceptance of and demand for our products, impact of competitive products and pricing, dependence on third party suppliers, uncertainties associated with the development of technology and the dependence on intellectual property rights. Investors are directed to the most recent ActivCard S.A. annual report, which is available from the company without charge for a more complete description of our business and to ActivCard S.A.'s Prospectus dated March 16, 2000 included in the Company's Registration Statement on Form F-1 (No. 333-11540) filed with the Securities and Exchange Commission for other factors that could cause actual results to differ materially from those in the forward-looking statements.

    We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented herein.

    This Form 6-K includes the press release "ACTIVCARD REPORTS SEVENTH CONSECUTIVE QUARTER OF RECORD REVENUE" dated July 31, 2001.

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2001

                      ActivCard, S.A.

                      By: /s/ Blair Geddes
                      Name: Blair Geddes
                      Title: Chief Financial Officer

    FREMONT, Calif., July 31, 2001—ActivCard S.A. (Nasdaq: ACTI; Nasdaq Europe), a world-leading enabler of digital identity for network computing, today reported that net revenue for the quarter ended June 30, 2001 increased 121% to a record $8.5 million from $3.9 million in the second quarter of 2000.

    Net loss for the quarter ended June 30, 2001, including non-recurring charges, was $2.7 million, or $0.07 per diluted share, compared to net income of $902,000, or $0.02 per diluted share, in the comparable period of 2000.

    "We are pleased with our strong year-over-year growth, which continues to be ActivCard's primary focus," commented Jean-Gerard Galvez, Chairman and Chief Executive Officer. "Despite current economic conditions, we achieved our top line goal and executed in accordance with plan. During the quarter, we expanded our initial agreement with the Defense Manpower Data Center ("DMDC"), licensing additional features and functionalities related to card issuance capabilities. Leveraging this strategic win within the Department of Defense ("DOD"), we entered into agreements with three departments during the quarter. These departments are deploying ActivCard Gold, our market leading Common Access Card ("CAC") compliant client software. We continue to pursue other significant global opportunities for large scale deployment of government and enterprise identification cards and commercial and consumer banking cards."

    During the quarter, ActivCard announced its collaboration with Precise Biometrics to deliver the world's first Open Platform-based, Match-On-Card biometric authentication. The new solution integrates ActivCard's digital identification technology with Precise Biometrics' fingerprint identification technology, creating a highly secure platform ideal for companies seeking a multi-factor authentication solution.

    On July 5th, the Company announced the completion of its acquisition of Safe Data System, a developer of user authentication software based in Montpellier, France. The acquisition of Safe Data will enhance ActivCard's expertise in Microsoft and Checkpoint technologies and will bring additional features to ActivCard's packaged authentication server solution.

    "Global corporations and government agencies continue to migrate to digital identification provisioning solutions to provide increased security, operational efficiency and compelling return-on-investment," stated Blair Geddes, Chief Financial Officer. "Over the past few months, ActivCard has expanded its strategic position within the digital identification market through partnerships and acquisition. Our actions this quarter complement our strategy of collaboration and solution interoperability with large network computing and communications companies such as Hewlett Packard, Microsoft, Novell, and Sun Microsystems. ActivCard has positioned itself to capitalize on the growing opportunity as the market for digital identity solutions evolves."

    The search for a new Chief Executive Officer continues to progress. The Company expects to announce the hiring of a new Chief Executive Officer within the next few months. In the meantime, the executive management team will continue to ably manage the day-to-day operations of the Company.

    For the six-month period ended June 30, 2001, ActivCard reported revenue of $15.6 million, compared to $7.0 million in the six-month period ended June 30, 2000. Net loss for the first six months of 2001 was $3.0 million, or $0.08 per diluted share, compared to net income of $3.6 million or $0.09 per diluted share, in the comparable prior year period. Pro forma net loss for the first half of 2001, excluding non-recurring items and net foreign currency transaction gains, was $2.7 million, or $0.07 per diluted share, compared to a net loss of $1.6 million, or $0.04 per diluted share, in the first half of 2000.

  Third Quarter and Fiscal 2001 Outlook

    For the third quarter, 2001, the Company anticipates continued sequential growth with revenues ranging between $10.0 million and $11.0 million. ActivCard's objective for the full year 2001 continues to be revenue growth of 100% to 120% from fiscal 2000.

    ActivCard's second quarter earnings conference call will be held today, Tuesday, July 31, at 3:00 p.m. GMT/ 11:00 a.m. EDT / 8:00 a.m. PDT. The conference call will be simultaneously broadcast over the Internet and can be accessed on the Company's website, www.activcard.com, and on www.streetfusion.com. To listen to the webcast, please logon to either website prior to the scheduled call time, to register, download and install any necessary audio software. If you are unable to attend the conference call at the scheduled time, a replay of the live webcast will also be available at http://www.activcard.com.

About ActivCard

    ActivCard, a leader in digital identity and electronic certification technology, delivers core components required to enable next generation e-Business communication and transactions. The ActivCard technology suite offers the ease-of-use of an ATM transaction with a security level better than face-to-face meeting. ActivCard solutions, in conjunction with the applications support for public key based data confidentiality and integrity, allow individuals and businesses to perform secure online transactions over the Internet. Today, more than 2 million people use ActivCard products for secure Internet banking, Web access and remote access to corporate networks. ActivCard is headquartered in Fremont, California, with worldwide operations in France, Germany, Japan, Sweden, Singapore and United Kingdom.

    ActivCardTM is a registered trademark of ActivCard S.A. in the United States and in other countries.

    This press release contains forward-looking statements, which reflect management's best judgement based on factors currently known. Such statements are subject to certain risks and uncertainties, which could cause actual results to differ materially from those in the statements included in this press release. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. ActivCard disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

US Contacts
Investors: Media: Company:
Kip Meintzer Christopher Katis Rod Stuhlmuller
Morgen-Walke Associates Morgen-Walke Associates ActivCard, Inc.
415-439-4515 415-439-4518 510-574-0100

European Contacts
Investors: Media:
Nicole Curtin, Ronald Dassa Lorie Lichtlen, Nelly Dimey
Morgen-Walke Associates Morgen-Walke Associates
+33-1-47-03-68-10 +33-1-47-03-68-10

ActivCard, S.A.

Unaudited Pro forma Condensed Consolidated Statements of Operations (U.S. GAAP)

(in thousands of US dollars, except share data)

	Three months ended June 30,		Six months ended June 30,
	2001	2000	2001	2000
Revenues	$8,525	$3,851	$15,614	$6,953
Cost of revenues	2,785	1,578	5,298	2,745

Gross profit	5,740	2,273	10,316	4,208

Operating expenses:
Selling and marketing	6,640	3,537	12,077	6,713
General and administrative	910	625	2,033	1,189
Research and development	4,249	1,872	7,844	3,526

	11,799	6,034	21,954	11,428
Operating loss	(6,059)	(3,761)	(11,638)	(7,220)

Interest income	3,262	4,881	8,957	5,616

Net (loss) income before income taxes	(2,797)	1,120	(2,681)	(1,604)
Provision for income taxes	—	—	(1)	(1)

Net (loss) income	$(2,797)	$1,120	$(2,682)	$(1,605)

(Loss) earnings per common share:
Basic	$(0.07)	$0.03	$(0.07)	$(0.04)
Diluted	$(0.07)	$0.03	$(0.07)	$(0.04)
Weighted average number of common shares:
Basic	39,918	38,453	39,912	36,055
Diluted	39,918	42,676	39,912	36,055
The following items have been excluded in the derivation of pro forma results:
Operating expenses:
Acquisition-related charges	$(228)	$—	$3,781	$—
Compensation paid to departing C.E.O.	881	—	881	—
In process research and development	101	—	101	—
Settlement of litigation	46	—	201	—

Total excluded from operating expenses	800	—	4,964	—
Foreign exchange (gain) loss	(930)	218	(4,608)	(5,221)

Total net pro forma adjustments	$(130)	$218	$356	$(5,221)

ActivCard, S.A.

Unaudited Condensed Consolidated Statements of Operations (U.S. GAAP)

(In thousand of US dollars, except share data)

	Three months ended June 30,		Six months ended June 30,
	2001	2000	2001	2000
Revenues	$8,525	$3,851	$15,614	$6,953
Cost of revenues	2,785	1,578	5,298	2,745

Gross profit	5,740	2,273	10,316	4,208

Operating expenses:
Selling and marketing	6,640	3,537	12,077	6,713
General and administrative	910	625	2,033	1,189
Research and development	4,249	1,872	7,844	3,526
Non-recurring charges	800	—	4,964	—

	12,599	6,034	26,918	11,428
Operating loss	(6,859)	(3,761)	(16,602)	(7,220)

Interest income	3,262	4,881	8,957	5,616
Foreign exchange gain (loss)	930	(218)	4,608	5,221

Net (loss) income before income taxes	(2,667)	902	(3,037)	3,617
Provision for income taxes	—	—	(1)	(1)

Net (loss) income	$(2,667)	$902	$(3,038)	$3,616

(Loss) earnings per common share:
Basic	$(0.07)	$0.02	$(0.08)	$0.10
Diluted	$(0.07)	$0.02	$(0.08)	$0.09
Weighted average number of common shares:
Basic	39,918	38,453	39,912	36,055
Diluted	39,918	42,676	39,912	41,250

ActivCard, S.A.

Unaudited Condensed Consolidated Balance Sheets (U.S. GAAP)

(In thousand of US dollars)

	June 30, 2001	December 31, 2000
ASSETS
Current assets
Cash and cash equivalents	$296,577	$309,850
Accounts receivable, net	5,892	5,835
Inventory, net	2,059	3,480
Other current assets	2,748	4,259

Total current assets	307,276	323,424
Property and equipment, net	5,099	1,838
Goodwill and other intangibles, net	5,223	—
Other assets	2,256	1,073

Total assets	$319,854	$326,335

LIABILITIES AND SHAREHOLDERS' (DEFICIT) EQUITY
Current liabilities
Accounts payable	$4,467	$4,985
Accrued liabilities	5,260	6,479

Total current liabilities	9,727	11,464
Long-term debt	237	108

Total liabilities	9,964	11,572
Shareholders' equity
Common shares and paid-in capital	388,409	385,356
Accumulated deficit	(56,605)	(53,567)
Accumulated translation adjustment	(21,914)	(16,852)
Unrealized loss on available-for-sale securities	—	(174)

Total shareholders' equity (deficit)	309,890	314,763

Total liabilities and shareholders' equity	$319,854	$326,335

ActivCard, S.A.

Unaudited Condensed Consolidated Statements of Cash Flows (U.S. GAAP)

For the quarter ended June 30, 2001

(In thousand of US dollars)

Operating activities:
Net loss	$(2,667)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	410
In-process research and development	105
Other non-cash items	75
Increase (decrease) in cash from:
Accounts receivable	61
Inventory	912
Other current assets	202
Accounts payable	(962)
Accrued liabilities	(2,602)

Net cash used in operating activities	(4,466)

Investing activities
Capital expenditures	(1,274)
Cash consideration for acquisition of Safe Data System	(2,152)
Cash balances from Safe Data System	88

Net cash used in investing activities	(3,338)

Financing activities
Proceeds from exercise of options, rights and warrants	15
Working capital loans to unrelated party	(369)
Repayment of long-term debt	(30)

Net cash used in financing activities	(384)

Effect of exchange rate changes on cash and cash equivalents	(1,319)

Change in cash in period	(9,507)
Cash and cash equivalents, beginning of period	306,084
Cash and cash equivalents, end of period	$296,577

Supplemental schedule of non-cash investing and financing transactions:
Issuance of common shares for acquisition of Safe Data System	$3,018

ActivCard, S.A.

Unaudited Notes to Condensed Consolidated Financial Statements (U.S. GAAP)

Safe Data System, S.A. Acquisition

(In thousand of US dollars)

	Safe Data	Straight-line amortization period
Purchase consideration:
Issuance of common stocks for business acquisitions	$3,018
Cash consideration for business acquisition	2,152

Total purchase consideration	$5,170

Purchase price allocations:
Net tangible assets	$(51)	—
Developed and core technology	2,300	5 years
Assembled workforce	330	5 years
Sales channel and customer relationship	100	5 years
In-process research and development	100	—
Goodwill	2,391	5 years

Net cash used in investing activities	$5,170

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Forward-looking Statements
ActivCard, S.A. Unaudited Pro forma Condensed Consolidated Statements of Operations (U.S. GAAP) (in thousands of US dollars, except share data)
ActivCard, S.A. Unaudited Condensed Consolidated Statements of Operations (U.S. GAAP) (In thousand of US dollars, except share data)
ActivCard, S.A. Unaudited Condensed Consolidated Balance Sheets (U.S. GAAP) (In thousand of US dollars)
ActivCard, S.A. Unaudited Condensed Consolidated Statements of Cash Flows (U.S. GAAP) For the quarter ended June 30, 2001 (In thousand of US dollars)
ActivCard, S.A. Unaudited Notes to Condensed Consolidated Financial Statements (U.S. GAAP) Safe Data System, S.A. Acquisition (In thousand of US dollars)